DriveWealth ETF Trust

15 Exchange Place
10th Floor
Jersey City, New Jersey 07302

March 23, 2023

Ms. Sally Samuel

Mr. Matthew S. Williams

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

Re:	DriveWealth ETF Trust

File Nos. 333-268359; 811-23837

Dear Ms. Samuel and Mr. Williams:

DriveWealth ETF Trust (the “Trust”) is filing this correspondence to respond to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that were provided in a letter dated December 15, 2022 regarding the Staff’s review of the Trust’s initial Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement, which was filed with the SEC on November 15, 2022, relates to the Trust and its initial series, DriveWealth ICE 100 Index ETF (formerly, DriveWealth 100) (the “Fund”). For your convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as given in the Registration Statement.

GENERAL

Comment 1: The Registration Statement is missing information and exhibits and contains bracketed disclosures. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

Response 1: The Trust acknowledges that the Registration Statement did not include certain information that was not yet known or finalized as of the filing date. The Trust anticipates that the pre-effective amendment to the Registration Statement will provide the information that was previously outstanding, to the extent it is still applicable.

Comment 2: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

Response 2: The Trust has not submitted any exemptive applications or no-action requests in connection with the Registration Statement. However, the Trust and the Adviser may in the future apply for an exemptive order from the SEC to permit the Adviser and the Trust’s Board of Trustees to hire, terminate and replace sub-advisers, and to amend the sub-advisory agreements between the Adviser and sub-advisers, without obtaining shareholder approval. The Trust has added disclosure addressing this in the prospectus.

Comment 3: Please include the ticker symbols in EDGAR. Regulation S-T, Rule 313(b)(1).

Response 3: The ticker symbols will be added when, or prior to the time that, the pre-effective amendment to the Registration Statement is filed.

Comment 4: Please provide a copy of the Index methodology for our review.

Response 4: The Index methodology was provided to the Staff by email on March 10, 2023.

Comment 5: Is a party other than the Fund’s sponsor or one of its affiliates providing the Fund’s initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Fund.

Response 5: No party other than the Fund’s sponsor or one of its affiliates is providing the Fund’s initial (seed) capital.

Prospectus

Summary Prospectus

Risk/Return Summary: Fees and Expenses of the Fund

Comment 6. Please delete footnote 1 to the fee table, as the Distribution Plan has not been implemented. The details of the Distribution Plan should instead be disclosed in response to Item 12 of Form N-1A.

Response 6: The footnote has been deleted in response to the comment.

Principal Investment Strategies

Comment 7: The principal investment strategies disclosure describes the Fund’s investment strategies in relatively general terms. Please explain in more detail the types of ETFs or other investments the Fund invests in to track the Index. Please also disclose the strategy the Fund uses to track the Index (e.g. by using a replication or sampling strategy). Please provide this disclosure in summary form in response to Item 4(a), and in additional detail in response to Item 9(b). See IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (“IM Guidance Update 2014-08”).

Response 7: The disclosure has been modified in response to the comment.

Comment 8: The Fund’s concentration policy is disclosed in response to Item 9(b). Please also summarize this disclosure in Item 4(a). Additionally, please disclose here, and in Item 9: (i) whether the Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index is concentrated; and (ii) the Fund’s non-diversification status.

Response 8: Because the Fund will be classified as a diversified company, the disclosure in the prospectus and SAI regarding non-diversification has been removed. The disclosure has also been revised to remove Concentration Risk as a principal risk of investing in the Fund. Further, in response to the comment, Items 4(a) and 9(b) of Form N-1A require disclosure regarding any policy to concentrate in securities of issuers in a particular industry or group of industries. The Trust submits that since the Fund, which will invest all or substantially all of its assets in securities issued by other ETFs, will have a policy to not concentrate in securities of issuers in a particular industry or group of industries (except to the extent that the Index concentrates in an industry or a group of industries), the disclosure regarding its concentration policy is not required to be disclosed in the prospectus. Nevertheless, disclosure regarding the Fund’s policy has been added in response to the comment.

Comment 9: Please provide additional detail here, and in response to Item 9(b), regarding the Index. In particular:

a.	Please provide additional detail regarding the selection criteria for Index components, explaining how such components are included or excluded from the Index. In addition, please provide additional detail regarding the proprietary Index methodology that is used to select the ETF components.

b.	Please disclose the rebalancing and reconstitution process for the Index, including the frequency thereof.

c.	Please disclose the name of the Index Provider, and whether the Index Provider is affiliated or unaffiliated, in the summary principal investment strategies discussion.

Response 9: The disclosure has been modified in response to the comment.

Comment 10: Please disclose the types of cash equivalents the Fund intends to principally invest in. We note, for example, that the Fund includes U.S. Government securities principal risk disclosure in response to Item 9; these securities should have corresponding principal investment strategy disclosure. If these are not principal strategies of the Fund, please move the disclosure out of the summary prospectus.

Response 10: The disclosure has been modified to clarify that the Fund does not invest in cash equivalents as a principal investment strategy.

Principal Risks

Comment 11: Please consider adding principal risk disclosure regarding the risks associated with a relatively-new investment adviser (e.g., the adviser may have limited experience managing registered investment companies; there may not be a long-term track record against which an investor may judge the adviser; a new adviser may experience resource constraints).

Response 11: The disclosure in response to Item 9(c) has been enhanced in response to the comment.

Comment 12: Please tailor ETF Risk disclosure to the Fund’s intended investments. For example:

a)	Please clarify that the Fund’s ETF Risk disclosure is applicable both to the Fund and to the underlying ETFs in which the Fund will invest.

b)	Please clarify whether any risks listed in this section (e.g., Cash Transactions Risk) are intended to apply to the Fund, to the underlying ETFs in which the Fund will invest, or both.

c)	Please include any other applicable risks of investing in other investment companies.

Response 12: The disclosure has been modified to include, as a principal risk factor of the Fund, the risk of investing in other investment companies. In addition, disclosure has been added to include a summary of investment risks of the ETFs in which the Fund may invest.

Comment 13: Please tailor Issuer Risk disclosure to the Fund’s intended investments in shares of ETFs.

Response 13: The disclosure has been modified in response to the comment. In particular, the Trust believes that the disclosure in the risk factor entitled “Investments in Other Investment Companies and ETFs” sufficiently addresses the risk of investing in shares of ETFs.

Comment 14: We note that this section includes Cash and Cash Equivalents Risk. Please consider also adding principal risk disclosure regarding the Fund’s principal investments in money market funds and repurchase agreements, as disclosed in the principal investment strategies section.

Response 14: The disclosure has been revised to clarify that the Fund will not hold cash or cash equivalents as a principal investment strategy. Accordingly, principal risk disclosure has not been added in response to this comment.

Comment 15: Please confirm whether High Portfolio Turnover Risk is applicable to this passively-managed fund. If so, please add corresponding principal strategy disclosure regarding frequent trading; otherwise, please delete. Please also reconcile this risk disclosure with Passive Investment Risk.

Response 15: The disclosure has been revised to clarify that high portfolio turnover risk will not be a principal investment risk.

Comment 16: Disclosure in Authorized Participants Concentration Risk states that, to the extent authorized participants are unable to proceed in creation and redemption transactions and no other authorized participants are able to step forward, “shares of the Fund may be more likely to trade at a premium or discount to net asset value (“NAV”) and possibly face trading halts or delisting.” Please also disclose that this could, in turn, lead to wider spreads between the bid and ask prices of Fund.

Response 16: The disclosure has been modified in response to the comment.

Comment 17: In Cash Transactions Risk, disclosure states that the Fund’s payment of redemptions in cash might cause the Fund to “pay out higher capital gains distributions than ETFs that redeem in-kind.” Please additionally disclose that such redemptions could also cause the Fund to incur brokerage costs it might not have incurred if it made redemptions in-kind. Finally, please also disclose that these brokerage and capital gains costs could be imposed upon the Fund, and thus decrease the Fund’s NAV, to the extent that such costs are not offset by a transaction fee payable by an authorized participant. Consistent with the disclosure of the same risk in response to Item 9, please also revise the first sentence of this risk disclosure to make clear that the Fund effectuates purchases and redemptions primarily for cash, rather than by in-kind delivery of portfolio securities.

Response 17: The disclosure has been revised to clarify that the Fund currently intends to effect creation and redemption transactions on an in-kind basis.

Comment 18: In Premium/Discount Risk, please consider clarifying that intra-day deviation of the market price of the Fund’s shares from NAV can be reflected in a spread between the bid and ask prices for Fund shares.

Response 18: The Trust believes that the existing disclosure is sufficient and has not revised the disclosure in response to this comment.

Comment 19: Please tailor Liquidity Risk disclosure to the Fund’s intended investments in shares of ETFs.

Response 19: The disclosure has been revised in response to the comment. Specifically, Liquidity Risk has been identified as a potential investment risk of an ETF in which the Fund may invest rather than a direct risk of investing in the Fund itself.

Performance Information

Comment 20: Please supplementally identify the broad-based securities market index expected to be used by the Fund in the average annual total returns table.

Response 20: The Trust currently anticipates that the ICE U.S. 500 Index will be used as the broad-based securities market index in the average annual total returns table. The Trust further notes that when the Fund has generated returns for at least one calendar year, the Fund will identify the index in the prospectus as required pursuant to Item 4(b)(2) of Form N-1A.

Portfolio Managers

Comment 21: Please revise the disclosure to state that the portfolio managers are “jointly and primarily responsible” for the day-to-day management of the Fund.

Response 21: The Trust has revised the disclosure in response to the Staff’s comment.

Comment 22: Please provide the information required by Item 5(b) of Form N-1A.

Response 22: The disclosure has been modified to include disclosure about the Fund’s portfolio managers required by Item 5(b).

Statutory Prospectus

Investment Strategies

Comment 23: Form N-1A provides that the principal investment strategies and principal risks required by Item 4 in the summary prospectus should be based on the information given in response to Item 9, and should be a summary of that information. Here, the Fund’s disclosure in Item 9 is substantially identical to disclosure in the summary prospectus. Accordingly, please provide more fulsome disclosure regarding the Fund’s principal investment strategies and risks as required by Items 9(b)(1)-(2) and Item 9(c). If the Fund’s position is that it discloses everything about its principal investment strategies and risks in the summary prospectus, then the Fund has not provided a summary or followed the layered disclosure regime adopted by the Commission. See IM Guidance Update 2014-08.

Response 23: The disclosure has been modified in response to the Staff’s comment.

Additional Risk Information

Comment 24:

We note that certain principal risks discussed in this section do not appear in the summary prospectus principal risk disclosures (e.g., Investments in Investment Companies Risk, Fixed Income Securities Risk, Foreign Investments Risk, U.S. Government Obligations Risk).

a)	Please add Investments in Investment Companies Risk to the summary prospectus, given the Fund’s significant investments in ETFs.

b)	Please summarize in Item 4(b) all principal risks disclosed pursuant to Item 9(c) and include corresponding principal strategy disclosure pursuant Items 4 and 9 if not already disclosed (e.g., fixed income securities, foreign securities).

c)	If some of the risks included in Item 9(c) disclosure are non-principal risks, please clarify which risks in this subsection are principal risks and which are non-principal risks. Alternatively, please move the non-principal risks to the SAI.

d)	Please generally tailor the risk disclosures in this subsection to the Fund’s intended investments. For example, please delete references to investments in fixed income securities, derivatives, and foreign securities if the risks of these investments are not applicable to the Fund.

Response 24: The disclosure has been modified to align the principal risks identified pursuant to Item 4 of Form N-1A with the principal strategies of the Fund, as well as the principal risks disclosed pursuant to Item 9 of N-1A. In addition, the disclosure has been revised to clarify, using headings, which risks are principal risks of investing in the Fund and which are non-principal risks of investing in the Fund. Disclosure has also been added regarding anticipated risks of investing in the ETFs included in the Index.

Comment 25: In connection with Foreign Investments Risk, please add risk disclosure applicable to ETF investments in foreign securities (e.g., disclosure that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day). In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response 25: Disclosure has been added in response to the comment.

Comment 26: Disclosure in Passive Investment Risk states that, to the extent the Fund employs a representative sampling approach, it will hold a smaller number of investments than are in the Index. Disclosure in the principal strategies section, however, states that the Fund will track the Index. Please supplementally confirm that the Fund intends to use a replication approach to tracking the Index. If so, please reconcile references here, and throughout the registration statement, to the Fund employing a sampling strategy.

Response 26: The Trust intends to track the Index, and the disclosure has been revised accordingly.

Comment 27: Disclosure in Regulatory Risk discusses the regulatory environment for “derivative instruments in which the Fund may invest.” If the Fund does not intend to invest in derivatives, please delete. Otherwise, please add corresponding principal investment strategy disclosure regarding the types of derivatives the Fund intends to principally invest in, along with any applicable derivatives principal risk disclosure.

Response 27: The disclosure has been revised in response to the comment. We note that Regulatory Risk has been moved to the SAI.

Comment 28: Please tailor the Valuation Risk disclosure to the risks of the Fund’s intended investments; i.e., delete references to fair-valued securities.

Response 28: The disclosure has been revised in response to the comment.

Statement of Additional Information

Investment Policies, Techniques and Risk Factors

Illiquid or Restricted Securities

Comment 29: Please revise disclosure in this section as follows: “To the extent consistent with its investment policies, the Fund may invest up to 15% of its net assets in ~~securities~~ investments that are illiquid (calculated at the time of investment).” Please make conforming changes throughout, as applicable.

Response 29: The disclosure regarding investments in illiquid or restricted securities has been revised to clarify that an ETF in which the Fund invests may invest in illiquid or restricted securities.

Investment Limitations

Fundamental Policies

Comment 30: Please revise the first sentence of fundamental policy 4 to state that the Fund may not “[p]urchase the securities of any issuer (other than securities issued or a~~, or any non U.S. government,~~ or ~~their~~ its respective agencies or instrumentalities) if, as a result ....” Securities of foreign governments must be considered for purposes of concentration. See Investment Company Act Release No. 9785 (May 31, 1977). See also January 3, 1991 Dear Registrant Letter (foreign government securities may not be excluded from a fund’s concentration policy).

Response 30: The disclosure has been revised in response to the comment.

Comment 31: Several of the Fund’s fundamental policies are qualified with “except as permitted under the 1940 Act, the rules, regulations and interpretations thereunder, and any applicable exemptive relief.” Please explain what is currently permitted under each of these policies pursuant to this language. For example, the explanations may be provided in narrative form immediately following the list of fundamental policies.

Response 31: Disclosure has been added to summarize some of the primary restrictions set forth in the 1940 Act in response to the comment.

Creation and Redemption of Creation Units

Purchase of Creation Units

Comment 32: Disclosure in this subsection states, in part, that “consideration for the purchase of Creation Units of the Fund consists of an in-kind deposit of a portfolio of securities.” Please reconcile disclosure in this section, and throughout, with disclosure in the prospectus that purchases and redemptions are primarily cash transactions.

Response 32: The disclosure has been revised to clarify that the Trust currently intends to effect creation and redemption transactions primarily on an in-kind basis.

Placement of Purchase Orders

Comment 33: Disclosure in this subsection states: “To initiate an order for a Creation Unit, an Authorized Participant must submit to the Distributor an irrevocable order in proper form to purchase shares of the Fund generally between 4:15 p.m. and 5:00 p.m. Eastern Time. Authorized Participants may also submit to the Distributor an irrevocable order in proper form to purchase shares of the Fund generally anytime on a Business Day, except from 4:00 p.m. to 4:15 [p.m.] Eastern Time, but orders submitted on a Business Day before 4:00 p.m. Eastern Time will normally be charged the maximum transaction fees and Authorized Participants are encouraged to submit orders generally between 4:15 p.m. and 5:00 p.m. Eastern Time.” Please explain this disclosure and how it relates to the Cutoff Time.

Response 33: The disclosure has been revised in response to the comment.

Comment 34: Please specify the Cutoff Time.

Response 34: The disclosure has been revised to specify the Cutoff Time.

Acceptance of Orders for, and Issuance of, Creation Units

Comment 35: Please revise the following disclosure in the second paragraph: “(iv) acceptance of the Fund Deposit i~~s not legally required or~~ would, in the opinion of counsel, be unlawful ....”

Response 35: The disclosure has been revised in response to the comment.

Financial Statements

Comment 36: Please provide financial statements of the Fund pursuant to instruction 2 to Item 27(a) of Form N-1A (i.e., seed financials).

Response 36: The disclosure has been revised to incorporate the financial statements referenced in the comment.

Part C

Item 28. Exhibits

Comment 37: Please file as an exhibit the Index licensing agreement, as it is a material contract. See Item 28(h) of Form N-1A.

Response 37: The sublicensing agreement relating to the use of the Index for the Fund will be filed as an exhibit.

Item 30. Indemnification

Comment 38: Please include the undertaking required by Rule 484 under the Securities Act.

Response 38: The undertaking has been included.

Signatures

Comment 39: Please note that Form N-1A requires two signature blocks: (i) a signature block for the Fund, and (ii) a signature block for the persons signing in the capacities required by Section 6(a) of the Securities Act. Currently, the Registration Statement only includes a signature block for the Fund. Please update the signature page accordingly.

Response 39: The signature page has been updated.

ORGANIZATIONAL DOCUMENTS

Comment 40: Please disclose in an appropriate location in the prospectus the requirements set forth in Article VI, Section 6 of the Trust’s Agreement and Declaration of Trust regarding derivative actions, including:

a)	A pre-suit written demand must first be made upon the Trustees by shareholders who are unaffiliated;

b)	Shareholders who collectively own shares representing 10% or more of all outstanding shares to which the action relates shall join the request for the Trustees to commence such action;

c)	Trustees shall be provided a reasonable amount of time (up to 180 days) to consider the demand, and may dispose of such action upon a majority vote of the Trustees (or a committee assigned to investigate the demand), and shareholders shall not be permitted thereafter to maintain a derivative action regarding the matter;

d)	Shareholders must reimburse the Trust for expenses relating to such a demand in the event that the Trustees determine not to bring the action; and

e)	No shareholder may bring a direct action unless the shareholder has suffered an injury distinct from that suffered by shareholders of the Trust generally.

Please revise these provisions in the Agreement and Declaration of Trust to state that these provisions do not apply to claims arising under the federal securities laws. Please also add corresponding disclosure to the prospectus that these provisions do not apply to claims arising under the federal securities laws.

Response 40: The Declaration of Trust has been amended and restated to revise Section 6 of Article VI. Specifically, the previous provisions have been removed and replaced with a statement that derivative actions will be processed in accordance with the requirements set forth in Section 3816 of the Delaware Act (or successor provision(s)) and such other provisions as required under Delaware law. Disclosure has been added to the prospectus accordingly. The amended and restated Declaration of Trust will be filed as an exhibit to the pre-effective amendment to the Registration Statement.

Comment 41: Please disclose in an appropriate location in the prospectus that shareholders waive their right to a jury trial under Article X, Section 5 of the Agreement and Declaration of Trust.

Response 41: The disclosure has been modified in response to the comment.

Comment 42: Please disclose in an appropriate location in the prospectus the exclusive forum provisions of Article V, Section 5 of the Agreement and Declaration of Trust and state that these provisions do not apply to claims arising under the federal securities laws. Please also disclose the corresponding risks of such provisions even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response 42: Disclosure has been added in response to the comment.

Should you have any questions regarding this letter, please contact me at (617) 951-9168.

Sincerely,

/s/ Julia M. Williams
Julia M. Williams

cc:	Keri E. Riemer, Esq., K&L Gates LLP
Richard F. Kerr, Esq, K&L Gates LLP
Christopher Quinn, DriveWealth ETF Trust